                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                   VALERO L.P.
                       (FORMERLY SHAMROCK LOGISTICS, L.P.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON UNITS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   91913W 10 4
                     --------------------------------------
                                 (CUSIP Number)

                                 JAY D. BROWNING
                            VALERO ENERGY CORPORATION
                                ONE VALERO PLACE
                              SAN ANTONIO, TX 78212
                                 (210) 370-2000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                    Copy to:

                              Gislar R. Donnenberg
                                 Andrews & Kurth
                       Mayor Day Caldwell & Keeton L.L.P.
                             600 Travis, Suite 4200
                              Houston, Texas 77002
                                 (713) 220-4200

                                DECEMBER 31, 2001
                     --------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------------------------------                          ----------------------------------------------------
CUSIP NO.                               91913W 10 4                                                              PAGE 2 OF 25 PAGES
------------------------------------------------------                          ----------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Valero Energy Corporation

------------------------------------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a)  [ ]


                                                                                                                 (b)  [ ]
------------------------------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
                   OO; see Item 3
------------------------------------------------------------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)                    [ ]

------------------------------------------------------------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
------------------------------------------------------------------------------------------------------------------------------------

           NUMBER OF             7       SOLE VOTING POWER
            SHARES                              4,424,322 Common Units of Valero L.P.
         BENEFICIALLY          -----------------------------------------------------------------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
                                                  -0-
             EACH              -----------------------------------------------------------------------------------------------------
           REPORTING
            PERSON               9       SOLE DISPOSITIVE POWER
             WITH                               4,424,322 Common Units of Valero L.P.
                               -----------------------------------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                                  -0-
------------------------------------------------------------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,424,322 Common Units of Valero L.P.
------------------------------------------------------------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [ ]

------------------------------------------------------------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   46.1%

------------------------------------------------------------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON
                   HC, CO
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------------------------------------                          ----------------------------------------------------
CUSIP NO.                               91913W 10 4                                                             PAGE 3 OF  25 PAGES
------------------------------------------------------                          ----------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          TPI Petroleum, Inc.
------------------------------------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a)  [ ]


                                                                                                                 (b)  [ ]
------------------------------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
                   OO; see Item 3
------------------------------------------------------------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)                    [ ]

------------------------------------------------------------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   Michigan
------------------------------------------------------------------------------------------------------------------------------------

           NUMBER OF             7       SOLE VOTING POWER
            SHARES
         BENEFICIALLY                           -0-
           OWNED BY            -----------------------------------------------------------------------------------------------------
             EACH
           REPORTING             8       SHARED VOTING POWER
            PERSON                              4,424,322 Common Units of Valero L.P.
             WITH              -----------------------------------------------------------------------------------------------------

                                 9       SOLE DISPOSITIVE POWER
                                                  -0-
                               -----------------------------------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                                4,424,322 Common Units of Valero L.P.
------------------------------------------------------------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,424,322 Common Units of Valero L.P.
------------------------------------------------------------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [ ]

------------------------------------------------------------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   46.1%
------------------------------------------------------------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON
                   HC, CO
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------------------------------------                          ----------------------------------------------------
CUSIP NO.                               91913W 10 4                                                              PAGE 4 OF 25 PAGES
------------------------------------------------------                          ----------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Diamond Shamrock Refining and Marketing Company

------------------------------------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a)  [ ]


                                                                                                                 (b)  [ ]
------------------------------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
                   OO; see Item 3
------------------------------------------------------------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)                    [ ]

------------------------------------------------------------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware

------------------------------------------------------------------------------------------------------------------------------------

           NUMBER OF             7       SOLE VOTING POWER
            SHARES                              -0-
         BENEFICIALLY          -----------------------------------------------------------------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
             EACH                               4,424,322 Common Units of Valero L.P.
           REPORTING           -----------------------------------------------------------------------------------------------------
            PERSON               9       SOLE DISPOSITIVE POWER
             WITH                               -0-
                               -----------------------------------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                                4,424,322 Common Units of Valero L.P.

------------------------------------------------------------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,424,322 Common Units of Valero L.P.
------------------------------------------------------------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [ ]

------------------------------------------------------------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   46.1%

------------------------------------------------------------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON
                   HC, CO
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------------------------------------                          ----------------------------------------------------
CUSIP NO.                               91913W 10 4                                                              PAGE 5 OF 25 PAGES
------------------------------------------------------                          ----------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Sigmor Corporation

------------------------------------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a)  [ ]


                                                                                                                 (b)  [ ]
------------------------------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
                   OO; see Item 3
------------------------------------------------------------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)                      ?

------------------------------------------------------------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
------------------------------------------------------------------------------------------------------------------------------------

           NUMBER OF             7       SOLE VOTING POWER
            SHARES                                -0-
         BENEFICIALLY          -----------------------------------------------------------------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
             EACH                               4,424,322 Common Units of Valero L.P.
           REPORTING           -----------------------------------------------------------------------------------------------------
            PERSON               9       SOLE DISPOSITIVE POWER
             WITH                                 -0-
                               -----------------------------------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                                4,424,322 Common Units of Valero L.P.

------------------------------------------------------------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,424,322 Common Units of Valero L.P.
------------------------------------------------------------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [ ]

------------------------------------------------------------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   46.1%
------------------------------------------------------------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON
                   HC, CO
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------------------------------------                          ----------------------------------------------------
CUSIP NO.                               91913W 10 4                                                              PAGE 6 OF 25 PAGES
------------------------------------------------------                          ----------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          The Shamrock Pipe Line Corporation

------------------------------------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a)  [ ]


                                                                                                                 (b)  [ ]
------------------------------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
                   OO; see Item 3
------------------------------------------------------------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)                      ?

------------------------------------------------------------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
------------------------------------------------------------------------------------------------------------------------------------

           NUMBER OF             7       SOLE VOTING POWER
            SHARES                                -0-
         BENEFICIALLY          -----------------------------------------------------------------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
             EACH                               4,424,322 Common Units of Valero L.P.
           REPORTING           -----------------------------------------------------------------------------------------------------
            PERSON               9       SOLE DISPOSITIVE POWER
             WITH                                 -0-
                               -----------------------------------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                                4,424,322 Common Units of Valero L.P.

------------------------------------------------------------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,424,322 Common Units of Valero L.P.
------------------------------------------------------------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [ ]

------------------------------------------------------------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   46.1%

------------------------------------------------------------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON
                   HC, CO
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------------------------------------                          ----------------------------------------------------
CUSIP NO.                               91913W 10 4                                                              PAGE 7 OF 25 PAGES
------------------------------------------------------                          ----------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Diamond Shamrock Refining Company, L.P.

------------------------------------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a)  [ ]


                                                                                                                 (b)  [ ]
------------------------------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
                   OO; see Item 3
------------------------------------------------------------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)                    [ ]

------------------------------------------------------------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware

------------------------------------------------------------------------------------------------------------------------------------

           NUMBER OF             7       SOLE VOTING POWER
            SHARES                                -0-
         BENEFICIALLY          -----------------------------------------------------------------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
             EACH                               4,424,322 Common Units of Valero L.P.
           REPORTING           -----------------------------------------------------------------------------------------------------
            PERSON               9       SOLE DISPOSITIVE POWER
             WITH                                 -0-
                               -----------------------------------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                                4,424,322 Common Units of Valero L.P.

------------------------------------------------------------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,424,322 Common Units of Valero L.P.
------------------------------------------------------------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [ ]

------------------------------------------------------------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   46.1%
------------------------------------------------------------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON
                   HC, PN
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------------------------------------                          ----------------------------------------------------
CUSIP NO.                               91913W 10 4                                                              PAGE 8 OF 25 PAGES
------------------------------------------------------                          ----------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          TPI Pipeline Corporation

------------------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a)  [ ]


                                                                                                                 (b)  [ ]
------------------------------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
                   OO; see Item 3
------------------------------------------------------------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)                    [ ]

------------------------------------------------------------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   Michigan

------------------------------------------------------------------------------------------------------------------------------------

           NUMBER OF             7       SOLE VOTING POWER
            SHARES                                -0-
         BENEFICIALLY          -----------------------------------------------------------------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
             EACH                               4,424,322 Common Units of Valero L.P.
           REPORTING           -----------------------------------------------------------------------------------------------------
            PERSON               9       SOLE DISPOSITIVE POWER
             WITH                                 -0-
                               -----------------------------------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                                4,424,322 Common Units of Valero L.P.

------------------------------------------------------------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,424,322 Common Units of Valero L.P.
------------------------------------------------------------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [ ]

------------------------------------------------------------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   46.1%
------------------------------------------------------------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON
                   HC, CO
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------------------------------------                          ----------------------------------------------------
CUSIP NO.                               91913W 10 4                                                              PAGE 9 OF 25 PAGES
------------------------------------------------------                          ----------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   UDS Logistics, LLC                                   85-0470977

------------------------------------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a)  [ ]

                                                                                                                 (b)  [ ]
------------------------------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
                   OO; see Item 3
------------------------------------------------------------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)                    [ ]

------------------------------------------------------------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
------------------------------------------------------------------------------------------------------------------------------------

           NUMBER OF             7       SOLE VOTING POWER
            SHARES                                -0-
         BENEFICIALLY          -----------------------------------------------------------------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
             EACH                               4,424,322 Common Units of Valero L.P.
           REPORTING           -----------------------------------------------------------------------------------------------------
            PERSON               9       SOLE DISPOSITIVE POWER
             WITH                                 -0-
                               -----------------------------------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                                4,424,322 Common Units of Valero L.P.

------------------------------------------------------------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,424,322 Common Units of Valero L.P.
------------------------------------------------------------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [ ]

------------------------------------------------------------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   46.1%

------------------------------------------------------------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON
                   HC, OO
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 10 of 25 Pages

                         ORIGINAL REPORT ON SCHEDULE 13D

Item 1.  Security and Issuer

         This statement on Schedule 13D is being filed by Valero Energy Corporation ("Valero") and certain of its subsidiaries, TPI Petroleum, Inc., Diamond Shamrock Refining and Marketing Company, Sigmor Corporation, The Shamrock Pipe Line Corporation, Diamond Shamrock Refining Company, L.P., TPI Pipeline Corporation and UDS Logistics, LLC (collectively, the "Subsidiaries" and together with Valero, the "Reporting Persons"). This statement relates to the common units representing limited partner interests (the "Common Units") of Valero L.P., a Delaware limited partnership (the "Partnership"), which has its principal executive offices at 6000 North Loop 1604 West, San Antonio, Texas 78249-1112.

Item 2.  Identity and Background

         (a) - (b) The information required to be filed in response to paragraphs (a) and (b) of Item 2 with respect to the Reporting Persons is set forth on Schedule I.

         (c) The information required to be filed in response to paragraph (c) of Item 2 with respect to the Reporting Persons is as follows:

         1. Valero is principally engaged in the refining, marketing and retailing of high-quality refined petroleum products and convenience store merchandise. The executive officers and directors of Valero are listed on Appendix A hereto.

                  The 4,424,322 Common Units, representing a 46.1% ownership interest in the Partnership, were initially beneficially owned by Ultramar Diamond Shamrock Corporation, a Delaware corporation ("UDS"), through the Subsidiaries holding the Common Units. Pursuant to that certain Agreement of Plan of Merger dated as of May 6, 2001 by and between UDS and Valero (the "Merger Agreement"), UDS was merged with and into Valero on December 31, 2001 (the "Merger"), with Valero remaining as the surviving corporation and ultimate parent company of the Subsidiaries holding the Common Units.

                  As a result of the Merger, Valero beneficially owns the 4,424,322 Common Units through UDS Logistics, LLC, its indirect wholly owned subsidiary. Also as a result of the Merger, Valero is the direct owner of 100% of each of Diamond Shamrock Refining and Marketing Company ("DSRMC") and TPI Petroleum Inc. DSRMC holds a 45.023544% member interest in UDS Logistics, LLC. DSRMC also is the owner of 100% of each of Diamond Shamrock Refining Company, L.P. (through DSRMC's subsidiaries Sigmor Corporation and D-S Venture Company, LLC), Sigmor Corporation and The Shamrock Pipe Line Corporation, each of which holds a 5.414771%, 29.498522% and 13.544178%
                  member interest in UDS Logistics, LLC, respectively. The remaining 6.518985% member interests in UDS Logistics, LLC is held by TPI Pipeline Corporation, a direct wholly owned subsidiary of TPI Petroleum Inc.

                  As a result of this ownership structure, Valero and each of the following direct and indirect subsidiaries of Valero, DSRMC, TPI Petroleum, Inc., TPI Pipeline Corporation, Sigmor Corporation, The Shamrock Pipe Line Corporation and Diamond Shamrock Refining Company, L.P., may be deemed to beneficially own the Common Units held by UDS Logistics, LLC.

         2. TPI Petroleum, Inc. is the direct owner of 100% of TPI Pipeline Corporation and is principally engaged in the refining and marketing of petroleum products. The executive officers and directors of TPI Petroleum, Inc. are listed on Appendix B hereto.

                                                             Page 11 of 25 Pages


         3. DSRMC is the direct owner of 45.023544% of the member interests of UDS Logistics, LLC, 100% of each of Sigmor Corporation, The Shamrock Pipe Line Corporation and Diamond Shamrock Refining Company, L.P. and is principally engaged in the refining and marketing of petroleum products. The executive officers and directors of DSRMC are listed on Appendix C hereto.

         4. Sigmor Corporation owns 29.498522% of the member interests of UDS Logistics, LLC and is principally engaged in the ownership and leasing of real estate. The executive officers and directors of Sigmor Corporation are listed on Appendix D hereto.

         5. The Shamrock Pipe Line Corporation owns 13.544178% of the member interests of UDS Logistics, LLC and is primarily engaged in the ownership and operation of pipelines. The executive officers and directors of The Shamrock Pipe Line Corporation are listed on Appendix E hereto.

         6. Diamond Shamrock Refining Company, L.P. owns 5.414771% of the member interests of UDS Logistics, LLC and is primarily engaged in the ownership and operation of refineries and pipelines.

         7. TPI Pipeline Corporation owns 6.518985% of the member interests of UDS Logistics, LLC and is primarily engaged in the ownership and operation of pipelines. The executive officers and directors of TPI Pipeline Corporation are listed on Appendix F hereto.

         8. UDS Logistics, LLC is the limited partner of Riverwalk Logistics, L.P., the general partner of the Partnership, and its sole purpose is to hold (i) the limited partner interest in Riverwalk Logistics, L.P. and (ii) Common Units and the subordinated units of the Partnership. The executive officers and directors of UDS Logistics, LLC are listed on Appendix G hereto.

         (d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The information required to be filed in response to paragraph (f) of Item 2 with respect to the Reporting Persons is set forth on Schedule I.

Item 3.  Source and Amount of Funds or Other Consideration

         UDS and the Subsidiaries originally acquired beneficial ownership of 4,424,322 Common Units on April 16, 2001 in exchange for the contribution of an equity interest in an affiliated entity of the Partnership in connection with the Partnership's initial public offering.

         Pursuant to the Merger Agreement, UDS was merged with and into Valero on December 31, 2001, whereupon UDS ceased its existence and Valero, as the surviving entity of the Merger, became the ultimate parent company of the Subsidiaries and, as a result, the beneficial owner of the Common Units.

Item 4.  Purpose of Transaction

         The Merger between UDS and Valero, whereby Valero became the beneficial owner of the Common Units, was consummated in order to complete the acquisition of UDS' business by Valero. The Reporting

                                                             Page 12 of 25 Pages


Persons acquired the Common Units reported herein solely for the purpose of investment. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Partnership's business, prospects and financial condition, the market for the Common Units, general economic conditions, money and stock market conditions and other future developments.

Item 5.  Interest in Securities of the Partnership

         (a) There were 9,599,322 Common Units outstanding as of December 31, 2001, the date of the Merger. The Reporting Persons are deemed to be the beneficial owners of 4,424,322 Common Units, which constitute approximately 46.1% of the total issued and outstanding Common Units as of January 10, 2002. The Reporting Persons also hold, through UDS Logistics, LLC, 9,599,322 subordinated limited partner interests in the Partnership, which may be converted, generally not before March 31, 2006, into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (No. 333-43668 and No. 333-58588), incorporated herein by reference.

         (b) The number of Common Units as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover page of this Statement on Schedule 13D, and such information is incorporated herein by reference.

         (c) There have been no reportable transactions with respect to the Common Units within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of units being reported on this Schedule 13D.

         (d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Statement on Schedule 13D.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Company

         The 4,424,322 Common Units acquired by the Subsidiaries were acquired in a private placement and are restricted securities. Certain transfer restrictions, voting rights of the Reporting Persons and registration rights granted by the Partnership and to which the Partnership is entitled are set forth in the Second Amended and Restated Agreement of Limited Partnership of the Partnership, a copy of the form of which is included as Appendix A to the Registration Statement on Form S-1 which has been incorporated by reference to this Schedule 13D.

Item 7.  Material to be filed as Exhibits

         Exhibit A: Registration Statement on Form S-1 for Shamrock Logistics, L.P. (333-43668) incorporated herein by reference.

         Exhibit B: Registration Statement on Form S-1 for Shamrock Logistics, L.P. (333-58588) incorporated herein by reference.

         Exhibit C: Agreement and Plan of Merger dated as of May 6, 2001, by and between Valero Energy Corporation and Ultramar Diamond Shamrock Corporation incorporated herein by reference.

         Exhibit D: Joint Filing Agreement, dated January 10, 2002.

                                                             Page 13 of 25 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2002          VALERO ENERGY CORPORATION



                                   /S/ Jay D. Browning
                                ------------------------------------------------
                                Name:  Jay D. Browning
                                Title: Secretary


                                TPI PETROLEUM, INC.


                                   /S/ Todd Walker
                                ------------------------------------------------
                                Name:  Todd Walker
                                Title: Secretary


                                DIAMOND SHAMROCK REFINING AND MARKETING COMPANY



                                   /S/ Todd Walker
                                ------------------------------------------------
                                Name:  Todd Walker
                                Title: Secretary


                                SIGMOR CORPORATION



                                   /S/ Todd Walker
                                ------------------------------------------------
                                Name:  Todd Walker
                                Title: Secretary


                                THE SHAMROCK PIPE LINE CORPORATION



                                   /S/ Todd Walker
                                ------------------------------------------------
                                Name:  Todd Walker
                                Title: Secretary

                                                             Page 14 of 25 Pages


                                DIAMOND SHAMROCK REFINING COMPANY, L.P.



                                   /S/ Todd Walker
                                ------------------------------------------------
                                Name:  Todd Walker
                                Title: Secretary


                                TPI PIPELINE CORPORATION



                                   /S/ Todd Walker
                                ------------------------------------------------
                                Name:  Todd Walker
                                Title: Secretary


                                UDS LOGISTICS, LLC


                                   /S/ Corky Davis
                                ------------------------------------------------
                                Name:  Corky Davis
                                Title: Secretary

                                                             Page 15 of 25 Pages


                                   SCHEDULE I


                                          STATE OF
                  NAME                    INCORPORATION               BUSINESS ADDRESS
                  ----                    -------------               ----------------
Valero Energy Corporation                 Delaware               One Valero Place
                                                                 San Antonio, Texas 78212

TPI Petroleum, Inc.                       Michigan               One Valero Place
                                                                 San Antonio, Texas 78212


Diamond Shamrock Refining and Marketing   Delaware               One Valero Place
Company                                                          San Antonio, Texas 78212

Sigmor Corporation                        Delaware               One Valero Place
                                                                 San Antonio, Texas 78212

The Shamrock Pipe Line Corporation        Delaware               One Valero Place
                                                                 San Antonio, Texas 78212

Diamond Shamrock Refining Company, L.P.   Delaware               One Valero Place
                                                                 San Antonio, Texas 78212

TPI Pipeline Corporation                  Michigan               One Valero Place
                                                                 San Antonio, Texas 78212

UDS Logistics, LLC                        Delaware               5801 Osuna Road, NE
                                                                 Suite A-102
                                                                 Albuquerque, NM 87109-2587

                                                             Page 16 of 25 Pages


                                   APPENDIX A


Executive Officers and Directors of Valero Energy Corporation

NAME                                                 OFFICE
----                                                 ------
William E. Greehey...................................Chairman of the Board, President and Chief Executive Officer
Keith D. Booke.......................................Executive Vice President and Chief Administrative Officer
John D. Gibbons......................................Executive Vice President and Chief Financial Officer
Gregory C. King......................................Executive Vice President and General Counsel
William R. Klesse....................................Executive Vice President - Refining and Commercial Operations
Gary L. Arthur, Jr...................................Senior Vice President - Marketing
Robert S. Beadle.....................................Senior Vice President - Crude and Feedstock Supply and
                                                     Trading
Mary Rose Brown......................................Senior Vice President - Corporate Communications
Michael S. Ciskowski.................................Senior Vice President - Corporate Development
S. Eugene Edwards....................................Senior Vice President - Product Supply and Trading
W. Paul Eisman.......................................Senior Vice President - Planning and Economics
John F. Hohnholt.....................................Senior Vice President - Developmental and Technical
                                                     Support
John H. Krueger......................................Senior Vice President and Controller
William N. Latham....................................Senior Vice President and Chief Information Officer
Richard J. Marcogliese...............................Senior Vice President - Refining Operations
Kenneth A. Applegate.................................Vice President - Wholesale Marketing
Steven A. Blank......................................Vice President - Finance
Stephan Motz.........................................Vice President - Retail Marketing
Donna M. Titzman.....................................Treasurer
Jay D. Browning......................................Secretary
Daniel L. Wojciechowski..............................Assistant Controller

NAME                                                 OFFICE
----                                                 ------
E. Glenn Biggs.......................................Director
W.E. Bradford........................................Director
Ronald K. Calgaard...................................Director
Donald M. Carlton....................................Director
Jerry D. Choate......................................Director
W.H. Clark...........................................Director
Robert G. Dettmer....................................Director
Ruben M. Escobedo....................................Director
Bob Marbut...........................................Director
Susan Kaufman Purcell................................Director
William B. Richardson................................Director


         Each of the foregoing persons is a United States citizen with the exception of Mr. Motz, who is a Canadian citizen. The principal business address of each of the above officers is One Valero Place, San Antonio, Texas 78212, and the present principal occupation or employment of each such officer is serving as an employee of Valero Energy Corporation.

                                                             Page 17 of 25 Pages


         The principal business address of E. Glenn Biggs is 745 E. Mulberry Ave., Suite 320, San Antonio, TX 78212, and he is the President of Biggs & Co., a corporation engaged in developmental projects and financial planning.

         The principal address of W.E. Bradford is 5500 Preston Road, Suite 260, Dallas, Texas 75205, and he is retired.

         The principal business address of Ronald K. Calgaard is 755 E. Mulberry Ave., Suite 400, San Antonio, Texas 78212, and he is the Chief Operating Officer of Austin, Calvert & Flavin, Inc., a business engaged in financial advisory services.

         The principal address of Donald M. Carlton is P.O. Box 201088, Austin, Texas 78720-1088, and he is retired.

         The principal address of Jerry D. Choate is 33971 Selva Rd., Suite 130, Dana Point, CA 92629, and he is retired.

         The principal business address of W. "H" Clark is 20 South Clark Street, Suite 2222, Two First National Plaza, Chicago, IL 60603, and he is the President of W.H. Clark Associates, Ltd., a business engaged in investment activities.

         The principal address of Robert G. Dettmer is 80 Round Hill Road, Greenwich, Connecticut 06831, and he is retired.

         The principal business address of Ruben M. Escobedo is 745 E. Mulberry, Suite #777, San Antonio, Texas 78212-3166, and he is the President of Ruben Escobedo & Company, a public accounting firm.

         The principal business address of Bob Marbut is 200 Concord Plaza, Suite 700, San Antonio, Texas 78216, and he is the Chairman and Chief Executive Officer of Argyle Communications, Inc. and Chairman of Hearst-Argyle Television, Inc., corporations engaged in broadcasting and publishing.

         The principal business address of Susan Kaufman Purcell is 680 Park Avenue, New York, NY 10021, and she is the Vice President of Americas Society, a not-for-profit organization.

         The principal business address of William B. Richardson is 1775 Pennsylvania Ave., N.W., Suite 450, Washington, D.C. 20006, and he is a principal of Kissinger McLarty & Richardson, a business engaged in political consulting services.

                                                             Page 18 of 25 Pages


                                   APPENDIX B


Executive Officers and Directors of TPI Petroleum, Inc.

NAME                                                 OFFICE
----                                                 ------
William E. Greehey...................................Chief Executive Officer and President
John D. Gibbons......................................Executive Vice President
Gregory C. King......................................Executive Vice President and Director
William R. Klesse....................................Chairman of the Board and Executive Vice President
Michael S. Ciskowski.................................Senior Vice President
John F. Hohnholt.....................................Senior Vice President
John H. Krueger......................................Senior Vice President and Controller
William N. Latham....................................Senior Vice President
Richard J. Marcogliese...............................Senior Vice President
Martin E. Loeber.....................................Vice President
W. Rudd Marlowe......................................Vice President
Norman L. Renfro.....................................Vice President
T. Wyatt Stripling...................................Vice President and Tax Director
Donna M. Titzman.....................................Vice President and Treasurer
Daniel J. Townsend...................................Vice President
Richard T. Webb......................................Vice President
Todd Walker..........................................Secretary

         Each of the foregoing persons is a United States citizen. The principal business address of each such persons is One Valero Place, San Antonio, Texas 78212, and the present principal occupation or employment of each such person is their position or positions as an executive officer and/or director of TPI Petroleum, Inc. and, if applicable, other affiliates of Valero Energy Corporation.

                                                             Page 19 of 25 Pages


                                   APPENDIX C


Executive Officers and Directors of Diamond Shamrock Refining and Marketing Company

NAME                                                 OFFICE
----                                                 ------
William E. Greehey...................................Chief Executive Officer and President
John D. Gibbons......................................Executive Vice President
Gregory C. King......................................Executive Vice President and Director
William R. Klesse....................................Chairman of the Board and Executive Vice President
Gary L. Arthur, Jr...................................Senior Vice President and Director
Robert S. Beadle.....................................Senior Vice President
Michael S. Ciskowski.................................Senior Vice President
S. Eugene Edwards....................................Senior Vice President
W. Paul Eisman.......................................Senior Vice President
John H. Krueger......................................Senior Vice President and Controller
Charles Adams........................................Vice President
Kenneth A. Applegate.................................Vice President
Anthony Bartys.......................................Vice President
Steven A. Blank......................................Vice President
Paul W. Brattlof.....................................Vice President
Dennis Dominic.......................................Vice President
Ronald A. Frisk......................................Vice President
Mary Hartman Hime....................................Vice President
Gregory W. Kaneb.....................................Vice President
Martin E. Loeber.....................................Vice President
R. Rudd Marlowe......................................Vice President
Jerry McVicker.......................................Vice President
Stephan Motz.........................................Vice President
Clifford E. Neubauer.................................Vice President
Kenneth Noble........................................Vice President
Norman L. Renfro.....................................Vice President
Craig Stanich........................................Vice President
Michael T. Stone.....................................Vice President
T. Wyatt Stripling...................................Vice President and Tax Director
Cheryl Thomas........................................Vice President
Michael Thompson.....................................Vice President
Donna M. Titzman.....................................Vice President and Treasurer
Wade E. Upton........................................Vice President
Todd Walker..........................................Secretary

         Each of the foregoing persons is a United States citizen with the exception of Messrs. Motz and Thompson, who are Canadian citizens. The principal business address of each such persons is One Valero Place, San Antonio, Texas 78212, and the present principal occupation or employment of each such person is their position or positions as an executive officer and/or director of Diamond Shamrock Refining and Marketing Company and, if applicable, other affiliates of Valero Energy Corporation.

                                                             Page 20 of 25 Pages


                                   APPENDIX D

Executive Officers and Directors of Sigmor Corporation

NAME                                                 OFFICE
----                                                 ------
Gary L. Arthur, Jr...................................Chief Executive Officer, President and Director
Stephan Motz.........................................Senior Vice President and Controller
Doug Miller..........................................Vice President and Director
R. Rudd Marlowe......................................Vice President
T. Wyatt Stripling...................................Vice President and Tax Director
Cheryl Thomas........................................Vice President
Donna M. Titzman.....................................Vice President and Treasurer
Todd Walker..........................................Secretary
Gregory C. King......................................Director

         Each of the foregoing persons is a United States citizen with the exception of Mr. Motz, who is a Canadian citizen. The principal business address of each such persons is One Valero Place, San Antonio, Texas 78212, and the present principal occupation or employment of each such person is their position or positions as an executive officer and/or director of Sigmor Corporation and, if applicable, other affiliates of Valero Energy Corporation.

                                                             Page 21 of 25 Pages


                                   APPENDIX E

Executive Officers and Directors of The Shamrock Pipe Line Corporation

NAME                                                 OFFICE
----                                                 ------
William R. Klesse....................................Chairman of the Board, Chief Executive Officer and President
John D. Gibbons......................................Executive Vice President
Gregory C. King......................................Executive Vice President and Director
Michael S. Ciskowski.................................Senior Vice President
John H. Krueger......................................Senior Vice President and Controller
William N. Latham....................................Senior Vice President
Richard J. Marcogliese...............................Senior Vice President
Eugene W. Cotton.....................................Vice President
W. Rudd Marlowe......................................Vice President
Norman L. Renfro.....................................Vice President
T. Wyatt Stripling...................................Vice President and Tax Director
Donna M. Titzman.....................................Vice President and Treasurer
Todd Walker..........................................Secretary

         Each of the foregoing persons is a United States citizen. The principal business address of each such persons is One Valero Place, San Antonio, Texas 78212, and the present principal occupation or employment of each such person is their position or positions as an executive officer and/or director of The Shamrock Pipe Line Corporation and, if applicable, other affiliates of Valero Energy Corporation.

                                                             Page 22 of 25 Pages


                                   APPENDIX F

Executive Officers and Directors of TPI Pipeline Corporation

NAME                                                 OFFICE
----                                                 ------
William R. Klesse....................................Chairman of the Board, Chief Executive Officer and President
John D. Gibbons......................................Executive Vice President
Gregory C. King......................................Executive Vice President and Director
Michael S. Ciskowski.................................Senior Vice President
John H. Krueger......................................Senior Vice President and Controller
William N. Latham....................................Senior Vice President
Richard J. Marcogliese...............................Senior Vice President
Eugene W. Cotten.....................................Vice President
W. Rudd Marlowe......................................Vice President
Norman L. Rengro.....................................Vice President
T. Wyatt Stripling...................................Vice President and Tax Director
Donna M. Titzman.....................................Vice President and Treasurer
Todd Walker..........................................Secretary

         Each of the foregoing persons is a United States citizen. The principal business address of each such persons is One Valero Place, San Antonio, Texas 78212, and the present principal occupation or employment of each such person is their position or positions as an executive officer and/or director of TPI Pipeline Corporation and, if applicable, other affiliates of Valero Energy Corporation.

                                                             Page 23 of 25 Pages


                                   APPENDIX G

Executive Officers and Directors of UDS Logistics, LLC

NAME                                                 OFFICE
----                                                 ------
Raymond F. Gaddy.....................................President, Manager
Corky Davis..........................................Secretary, Treasurer, Manager


         As a limited liability company, UDS Logistics, LLC does not have any directors. Each of the foregoing persons is a United States citizen. The principal business address of each such persons is 5801 Osuna Road, NE, Suite A-102, Albuquerque, NM 87109-2587, and the present principal occupation or employment of each such person is their position or positions as an executive officer of UDS Logistics, LLC and, if applicable, other affiliates of Valero Energy Corporation.

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                        DESCRIPTION OF EXHIBIT
------                        ----------------------

 99.h                         Joint Filing Agreement